WEIL, GOTSHAL & MANGES LLP
                                767 Fifth Avenue
                            New York, New York 10153
                            Telephone: (212) 310-8000
                            Facsimile: (212) 310-8007

                                 August 24, 2005




TRANSMITTED VIA EDGAR:
---------------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Michael Moran, Accounting Branch Chief


         Re:      Hollywood Media Corp.
                  Form 10-K for the year ended December 31, 2004
                  Filed March 31, 2005
                  File No. 1-14332


Ladies and Gentlemen:

         We are writing on behalf of our client, Hollywood Media Corp. (the "Company"), to respond to the comments of the Staff set forth in the letter dated June 15, 2005 with respect to the above-referenced Form 10-K. For your convenience, each comment from the comment letter is repeated here, followed by the Company's response and the paragraph numbering below corresponds to the numbering in the comment letter.

COVER
-----

         1. OUR RECORDS SHOW YOUR FILE NUMBER IS 1-14332, RATHER THAN FILE NUMBER 0-22908 THAT APPEARS ON THE COVER PAGES OF YOUR FORMS 10-K, 10-K/A, 10-Q, NT 10-Q, DEF 14A AND 8-K. PLEASE MAKE THE APPROPRIATE REVISIONS.

         We note that the Company's EDGAR filings are indeed filed under the proper number in the EDGAR database (File Number 1-14332), although we recognized as you noted that the number on the cover pages (Number 0-22908) is a number that was previously assigned to the Company when it went public. As per conversations with the EDGAR staff, the Company has agreed to use File Number 1-14332 on the cover pages of its filings. Because of the large number of past filings using the old file number on the cover page, the Company requests that it be permitted to use the new file number on its future filings and not amend its prior filings. The Company hereby undertakes to use File Number 1-14332 on all future filings.


NY2:\1544589\12\X3T912!.DOC\26141.0003

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
-------------------------------------------------------------------------------
OF OPERATION, PAGE 20 NET REVENUES, PAGE 24
-------------------------------------------

         2. WE DO NOT UNDERSTAND WHY YOU HAVE RECORDED $993,917 IN NON-CASH REVENUES AND EXPENSES IN CONNECTION WITH THE NATO CONTRACT WHICH IS NO LONGER IN EFFECT. PLEASE TELL US WHEN THE CONTRACT TERMINATED AND THE CIRCUMSTANCES FOR RECOGNITION OF INCOME AND EXPENSE AFTER THE CONTRACTUAL PERIOD.

         As indicated in the Company's Form 10-K, the annual NATO revenue and expense each amounted to $2,981,750 per year, which equates to a monthly accrual of $248,479. The contract, as stated on page 24 of the Company's Form 10-K, expired in April 2002. The $993,917 of non-cash revenues and expenses recorded in 2002 equates to 4 months at $248,479 per month. No revenue or expense was recorded after the expiration of the contract.

AUDIT FEES AND OTHER, PAGE 35
-----------------------------

         3. TELL US THE NATURE OF THE INCREASE IN AUDIT, REVIEW AND CONSULTING FEES IN FISCAL 2004. FEES ASSOCIATED WITH THE AUDIT OR REVIEW OF YOUR FINANCIAL STATEMENTS SHOULD BE DISCLOSED AS AUDIT FEES WHILE FEES RELATED TO INTERNAL CONTROL REVIEW AND COMPLIANCE ARE REQUIRED TO BE DISCLOSED AS AUDIT RELATED FEES. SEE ITEM 9(E)(1) OF SCHEDULE 14A. PLEASE ADVISE OR REVISE YOUR DISCLOSURES ON PAGES 29 AND 35 OF FORM 10-K AND THE DEFINITIVE SCHEDULE 14A FILED ON APRIL 29, 2005.

         The increase in audit fees in fiscal 2004 resulted from our Independent Registered Public Accounting Firm, Ernst & Young LLP, incurring substantially more hours in fiscal 2004 than in fiscal 2003 as a result of the audit of management's assessment of internal control over financial reporting and the audit of the Company's internal control over financial reporting in compliance with the Sarbanes-Oxley Act of 2002. In addition, the Ernst & Young billing rate per hour increased in fiscal 2004 as compared to fiscal 2003.

         As per our conversation with the Staff, the fees of the Company's Independent Registered Public Accounting Firm included under "Audit Fees" that relate to internal controls are solely for the audit of management's assessment of internal control over financial reporting and the audit of the Company's internal control over financial reporting and other regulatory matters related to compliance with the Sarbanes-Oxley Act of 2002. No fees of the Company's Independent Registered Public Accounting Firm relating to internal control reviews are included under "Audit Fees." Accordingly, the Company believes that it properly disclosed the fees of its Independent Registered Public Accounting Firm and, therefore, no amendment to the Company's Form 10-K or the Definitive Schedule 14A is necessary. The Company believes this presentation is supported by Release No. 333-8183 (FR-68).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, PAGE 42
-------------------------------------------------------
3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 44
-------------------------------------------------------
401(K) PLAN, PAGE 50
--------------------

         4. WE NOTE THAT YOU CONTRIBUTE COMMON SHARES TO YOUR 401(K) SAVINGS PLAN. PLEASE TELL US WHY YOU HAVE NOT FILED A FORM 11-K FOR YOUR 401(K) SAVINGS PLAN. SEE REGULATION 15(D) OF THE EXCHANGE ACT.

         With respect to the Company's contributions of its common shares to the Company's 401(k) Retirement Savings Plan, we note that the plan is a noncontributory plan as further explained below. Participants in the plan are not permitted to use their discretionary employee contributions in the plan to invest in the Company's common shares (or any other securities of the Company). Under the plan, the Company has the discretion to match employee contributions. If the Company determines in any particular year to match employee contributions, the Company has the option, at its discretion, to make the Company's matching contributions in the form of Company common shares. The plan does not permit any portion of employee contributions to be used to purchase Company common shares. In accordance with the Commission's policies set out in no-action letters, since participants are not permitted under the plan to invest any portion of their contributions in Company securities, no plan interests are created which would be considered securities (due to the exemption under Section 3(a)(2) of the Securities Act of 1933, as amended) and, accordingly, the plan is not required to be registered and no Form 11-K for the plan is required.

5.  ACQUISITIONS AND OTHER CAPITAL TRANSACTIONS, PAGE 55
--------------------------------------------------------

         5. PLEASE TELL US THE RESULTS OF YOUR INDEPENDENT VALUATION AND ALLOCATION OF $4.1 MILLION OF EXCESS PURCHASE PRICE CONSIDERATION TO GOODWILL AND OTHER DEFINITE LIVED INTANGIBLE ASSETS IN CONNECTION WITH THE ACQUISITION OF STUDIO SYSTEMS, INC.

         The acquisition closed on July 1, 2004. The Company engaged a valuation firm which completed its work prior to the filing of the Company's Form 10-Q report for the second quarter of 2005. The valuation firm determined the fair market value of certain identifiable intangible assets (customer lists, non-competition agreements and trademarks), which are being amortized over 3 years, as $670,099. Tangible assets were determined to be valued at an amount approximating their pre-acquisition book value. The remainder of the purchase price of $4,051,992 was allocated to goodwill.

9.  GOODWILL AND INTANGIBLES, PAGE 59
-------------------------------------

         6. PLEASE TELL US THE RESULTS OF YOUR ANNUAL GOODWILL IMPAIRMENT ANALYSIS FOR YOUR INTERNET AD SALES REPORTING SEGMENT. IN YOUR RESPONSE INCLUDE YOUR CALCULATION OF THE REPORTING UNIT'S ESTIMATED FAIR VALUE, THE METHODOLOGY USED TO ASSIGN ASSETS AND LIABILITIES TO THE CARRYING VALUE OF THE REPORTING UNIT AND THE RESULTS WHEN COMPARING THE ESTIMATED FAIR VALUE TO THE CARRYING VALUE OF THE REPORTING UNIT. TELL US WHY THE BASIS USED TO MEASURE FAIR VALUE IS THE MOST APPROPRIATE IN ESTIMATING THE REPORTING UNIT'S FAIR VALUE. WE MAY HAVE FURTHER COMMENTS.

         After performance of an independent appraisal of the Internet Ad Sales Reporting Segment ("IAS"), it was determined that there was no impairment of goodwill. To determine the value of IAS, the independent appraiser reviewed three approaches to value, the Market, Asset and

         Income Approaches. Since IAS is a going concern and is not asset-intensive, the independent appraiser ultimately did not use the Asset approach. The calculations for the Market and Income Approaches are summarized below:


                                                               Value                 Weighting          Total
                                                               -----                 ---------          -----
         MARKET
         Value based on Comparable Mergers &                $59,735,130                  40%         $23,894,052
         Acquisitions

         INCOME
         Value based on Discounted Cash Flow                $14,151,040                  60%          $8,490,624
                                                                                        ----         -----------
                                                                                        100%         $32,384,676
                                                                                        ====         ===========

         The Independent Appraiser applied weighting of 40% to the Mergers & Acquisitions and 60% to the Discounted Cash Flow values. The Mergers & Acquisitions result is an indicator of the values as of the valuation date (October 1, 2004) being placed on companies in the marketplace that are similar to IAS and the Discounted Cash Flow directly correlates to the future cash flows anticipated for IAS. The independent appraiser placed a higher weighting on the Discounted Cash Flow value since, in the appraiser's view, an arm's-length buyer would likely consider the Discounted Cash Flow value with greater weight than the Mergers & Acquisitions result.

         Set out below is an analysis of the fair value of total assets of IAS compared to the book value of its total assets as of October 1, 2004 (the "Valuation Date"):

                           Internet Ad Sales Reporting Segment
                           -----------------------------------

         --------------------------------------------------- ---------------------

                                                                    (millions)
         --------------------------------------------------- ---------------------
         Total value                                                        $ 32.4
         --------------------------------------------------- ---------------------
         Add:  Current liabilities (excluding interest
               bearing debt)                                                   1.4
         --------------------------------------------------- ---------------------
         Fair value of total assets                                        $  33.8
         --------------------------------------------------- ---------------------
         Book value of total assets                                        $  23.4
                                                                           -------
         --------------------------------------------------- ---------------------
               Excess of fair value over book value                        $  10.4
                                                                           =======
         --------------------------------------------------- ---------------------

          Based upon the above analysis, no impairment exists for IAS at the Valuation Date.

11.  DEBT, PAGE 60
------------------
CEO COMMITMENTS, PAGE 61
------------------------

         7. PLEASE TELL US AND DISCLOSE IN FUTURE FILINGS THE AMOUNT, IF ANY, OF OUTSTANDING OBLIGATIONS UNDER THE COMMITMENT OF THE CEO AND VICE-CHAIRMAN AND PRESIDENT AS OF YOUR MOST RECENT BALANCE SHEET DATE.

         The outstanding loan balance was zero as of December 31, 2004 and March 31, 2005. As requested, the Company will include the outstanding balance of the commitment as of the most recent balance sheet date in future filings.

14.  OFFERING OF SECURITIES, PAGE 64
------------------------------------

         8. PLEASE TELL US HOW YOU DETERMINED $2.3 MILLION OF ESTIMATED FAIR VALUE IN CANCELLED OPTIONS IS EQUAL TO THE FAIR VALUE OF 520,682 SHARES OF RESTRICTED COMMON STOCK ISSUED ON JANUARY 2, 2002 CONSIDERING THE CLOSING PRICE OF YOUR COMMON STOCK WAS $6.19 PER SHARE ON THAT DATE.

         The $2,280,587 value was determined based on the $4.38 closing market price per share on the date of the Exchange Agreement, December 14, 2001. In addition, the required Board approval was obtained on the same date. The accounting justification for using December 14, 2001 as the measurement date was that as of that date the fair value of the options had been determined and all items necessary to establish a measurement date were met in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." In future filings with this disclosure, the Company will include both the stock issuance date and the measurement date in order to provide the necessary computational information, as applicable.

         9. PLEASE TELL US HOW YOU ACCOUNTED FOR THE AMENDED EXERCISE PRICE OF THE SERIES A WARRANT FROM $6.44 PER SHARE TO $5.25 PER SHARE.

         No accounting recognition was given to the amended exercise price of the Series A warrants. The fair value of the Series A warrants issued to three investors in connection with the Company's May 2001 sales of common stock, and the subsequent adjustment referred to in the comment, were not separately accounted for (i.e., their value was included in additional paid in capital).

         10. TELL US HOW YOU ACCOUNTED FOR THE ISSUANCE OF THE COMMON STOCK AND WARRANTS ON FEBRUARY 13, 2004. IT APPEARS YOUR COMMON STOCK WAS TRADING AT A VALUE OF $3.21 ON THE DATE OF ISSUANCE.

         The common stock and warrants issued on February 13, 2004 were sold pursuant to a purchase agreement dated February 9, 2004. The purchase price of the common stock and warrants, and the other terms of the sale, including the warrant exercise price, were determined pursuant to arms-length negotiations between the Company and the independent third party purchasers, and the pricing for the shares, the warrants and the warrant exercise price were determined consistent with the Nasdaq "at-market" requirements and calculated based on the average of the closing bid price reported for the Company's common stock on the Nasdaq National Market System for the five business days prior to the date of the purchase agreement (February 9, 2004). The Company received no other consideration or services for the sale of these securities.

         In the future, when disclosing securities transaction of this nature, the Company will include the date of the purchase agreement (i.e., the measurement date for accounting purposes on which the pricing calculations are made), as well as the date of the issuance of the securities.

ITEM 9A.  CONTROLS AND PROCEDURES, PAGE 83
------------------------------------------

         11. REVISE TO PROVIDE THE INFORMATION REQUIRED BY ITEM 304(A)(1)(V) OF REGULATION S-K, REGARDING ANY REPORTABLE EVENT (I.E. INTERNAL CONTROL WEAKNESS, ETC.) THE FORMER ACCOUNTANT ADVISED THE COMPANY OF DURING THE TWO MOST RECENT FISCAL YEARS AND SUBSEQUENT INTERIM PERIOD THROUGH THE DATE OF TERMINATION.

         As discussed with the Staff, the information required by S-K Item 304(a)(1)(v) of Regulation S-K was included in the Company's Form 8-Ks filed on May 10, 2005 and May 20, 2005. Accordingly, the Company believes that it has already provided the required information.

         DESCRIBE IN DETAIL THE NATURE OF EACH MATERIAL WEAKNESS AND THE AMOUNTS INVOLVED, AS APPLICABLE.

         A comprehensive description of the Company's material weaknesses and the specifics of the deficiencies discovered are included in Item 9A of the Company's Form 10-K/A filed with the Commission on May 2, 2005. Please refer to Exhibit 1 attached hereto for a detailed listing of adjustments and corresponding amounts.

         ALSO, TELL US:

          O IN WHAT PERIOD EACH MATERIAL WEAKNESS AND ACCOUNTING ERROR OR MISAPPLICATION OF GAAP OCCURRED;

               The Company and its Independent Registered Public Accountant performed the testing of the internal control processes for 2004 in the fourth quarter of 2004 and the first quarter of 2005 for purposes of the reports on internal controls required by the Sarbanes-Oxley Act, and the material weaknesses identified in such testing were identified as of the end of 2004. The accounting errors and misapplications of GAAP resulting from the material weaknesses affected prior periods in two areas: (1) gross vs. net recording of ad sales sold with agency commissions and (2) reclassification adjustments associated with the recording of vendor rebates as a reduction to costs of sales instead of revenue. The period and effect of these items on revenue, cost of sales and SG&A has been provided in Exhibit 2 attached hereto.

          O    THE AMOUNT OF EACH ACCOUNTING ERROR AND MISAPPLICATION OF GAAP;

               The accounting errors and misapplications of GAAP for the period, including all audit adjustments, have been provided in Exhibit 1 attached hereto.

          O    THE REASONS FOR EACH ERROR OR MISAPPLICATION OF ACCOUNTING;

               The errors and/or misapplications of accounting were due to the material weaknesses disclosed in the Company's Form 10-K, as amended by the Company's Form 10-K/A. Included in Item 9A of the Company's Form 10-K/A is the most comprehensive description of the Company's material weaknesses and the specifics of the deficiencies discovered, including the nature of the control breakdown (i.e. design deficiency, etc).

          O WHETHER OR NOT YOU INTEND TO RESTATE ANY PRIOR PERIOD FOR ANY ADJUSTMENTS. IF NOT, TELL US WHY NOT; AND

               The Company does not intend to restate any prior period for any adjustments. The Company has performed a quantitative and qualitative analysis in accordance with the applicable standards on the determination of materiality. The Company's quantitative analysis noted that the errors in accounting would not result in any change to net loss for any prior period. The effects from a quantitative perspective have been presented in Exhibit 2 (attached) to show the impact on financial statement captions presented in the Company's Form 10-K, as amended. The Company then performed a qualitative analysis noting the changes would have no impact on existing contracts, debentures, or other matters of this nature. Therefore, the Company determined that due to the immateriality, from both a quantitative and qualitative perspective, the Company did not need to restate its previously issued financial statements.

          O IN DETAIL, ALL THE STEPS YOU HAVE TAKEN (OR PLAN TO TAKE) AND PROCEDURES YOU HAVE IMPLEMENTED (OR PLAN TO IMPLEMENT) TO CORRECT EACH CONCERN.

               The Company's management is in the process of remediating the weaknesses in the Company's system of internal control over financial reporting which were identified by management and described in Item 9A of the Company's Form 10-K/A. The Company's management believes that the remediations described below, when completed, will mitigate the material weaknesses identified by management. The corrective steps that management has already taken and those that it is in the process of taking are outlined below the material weakness to which they apply as follows:

               1)   Entity Level Controls
                    ---------------------

               (i) Executive management of the Company has re-emphasized the importance of internal controls to all of its management-level employees and has launched a structured process to address deficiencies and to implement improvements to internal controls by setting up an internal compliance team that is remediating the Company's material weaknesses. The Company also plans to establish an internal audit department. A Delegation of Authority matrix has been prepared by executive management, which specifies and communicates all authorities delegated by the Board of Directors to the Chief Executive Officer, other officers, Presidents, Vice Presidents and departmental management. A further review of the Segregation of Duties matrix is being performed to ensure adequate segregation of duties and that process documentation is complete. The Company has added additional skilled in-house accountants, including the appointment of a Controller at its Broadway ticketing division in New York.

               (ii) Bi-weekly risk assessment meetings began during the fourth quarter of 2004 and are held with executive officers, division heads and representatives of the Company's human resource, information systems, ad sales, business development and legal departments to identify and discuss known business or financial risks and to develop timely responses to such risks. In December 2004, the Company established a whistleblower hotline for employees to report concerns regarding any improper matters to the Audit Committee. The Company has successfully tested the hotline system. Management has retained personnel with extensive public company and public accounting experience to review documents to be filed publicly, assist with the identification of financial reporting risks, and assist with financial reporting in response to any changes in the Company's operations.

               (iii) Various policies and procedures to improve controls have been developed and are being implemented as a result of management's assessment of internal controls, and are being incorporated into the training of employees and maintained in a centralized databank.

               (iv) The Company has licensed and is now in the process of implementing a new general ledger system for the Company and its subsidiaries. The installation of this system and training in its use is expected to be completed by October 1, 2005. This general ledger system will automate several processes that are currently being performed manually by the Company's accounting staff, including payroll functions, cash reconciliations, fixed asset management and intercompany accounting. This system also includes a purchase order function that will introduce additional controls over the approval of procurement transactions. In addition, after extensive review and analysis, the Company's management has identified a more robust ticketing software system to replace its existing system and to improve the accuracy and timeliness of reporting of the financial statements and information for the Broadway ticketing division and is in the process of testing, licensing and installing this new ticketing software system.

               (v) As described in paragraph (1)(i) above, additional skilled accounting personnel have been hired to improve staffing and monitoring of internal controls. As also described in paragraph (1)(i) above, the Company is in the process of establishing an internal audit team assigned to evaluate internal controls and facilitate remediation of identified control deficiencies.

               2)   Financial Statement Close Process
                    ---------------------------------

               As noted above in paragraph (1)(iv), the Company has licensed and is now in the process of installing a new general ledger system, which will automate several processes that are currently being performed manually by the Company's accounting staff, including payroll functions, cash reconciliations, fixed asset management and intercompany accounting, and will include a purchase order function that will introduce additional controls over the approval of procurement transactions. Existing closing checklists and closing calendars are being consolidated to ensure a comprehensive review process and to facilitate a smooth general ledger system implementation. Further, the more robust ticketing software system that will replace the Company's existing system will improve the accuracy and timeliness of reporting of the financial information of the Broadway ticketing division. As also noted above, the Company has added additional skilled accountants, including a new Controller for its Broadway ticketing division in New York. This new Controller is responsible for implementing compensating controls prior to the launch of the new ticketing system in order to improve financial reporting in the interim period. The addition of such accounting personnel, coupled with the new general ledger system and ticketing software system, is expected to significantly improve the financial statement close process.

               3)   Broadway Ticketing Division
                    ---------------------------

               In order to correct inadequate controls over the recording, review and reporting of ticketing-related financial information, the Company's management has:

               (i) Identified and is in the process of testing, licensing and installing a more robust ticketing software system as noted in paragraph (1)(iv) above; and

               (ii) As noted in paragraphs (1)(i) and (2) above, the Company has added a new Controller for its Broadway ticketing division whose responsibility includes implementing compensating controls prior to the launch of the new ticketing system in order to improve financial reporting in the interim period.

               4)   Accounting for Internally Developed Software Costs
                    --------------------------------------------------

               To properly account for internally developed software, the Company has licensed and is implementing a new project management software system that will facilitate improved maintenance of employee time reports and project documentation. This software is in addition to the general ledger software which also has been licensed by the Company and is in the process of being installed and implemented as described in paragraph (1)(iv) above.

               5)   Accounting for Income Taxes
                    ---------------------------

               The Company's accounting department is responsible for compiling and summarizing financial information for completion of income tax preparation by a third party accounting firm specializing in tax matters which has been retained by the Company. The Chief Accounting Officer of the Company reviews such preparation in preparing financial statements and related calculations and disclosures regarding income taxes, including deferred assets and liabilities.

               6)   Combination of Significant Deficiencies
                    ---------------------------------------

               As noted above, the Company's management believes that the remediations described above, when completed, will mitigate the material weaknesses identified by management, including remediation of the significant deficiencies described in the Company's Form 10-K/A. In addition to the corrective steps described above, including the installation of a new general ledger system described above, the Company also notes that it is re-engineering certain procedures to address these deficiencies, including re-engineering the accounts payable process to take advantage of the purchase order functionality of the new general ledger system, which will result in control improvements in the purchase and pay process, improved identification of commitments and contingencies, and improvement in the financial statement close process. In other procedures, the Company is segregating the accounting entry routines from the review process and consolidating month-end checklists to facilitate improved and independent review of the accounting processes.

         PLEASE PROVIDE US WITH A SCHEDULE OF YOUR FISCAL YEAR END FOURTH QUARTER ADJUSTMENTS TO CLOSE THE BOOKS, OR ADJUSTMENTS RECORDED IN CONNECTION WITH OR AS A RESULT OF THE AUDIT. CLEARLY EXPLAIN THE REASON FOR EACH ADJUSTMENT. FOR EACH ADJUSTMENT, SHOW US THE IMPACT ON PRE-TAX NET LOSS. QUANTIFY THE NET EFFECT OF ALL ADJUSTMENTS ON PRE-TAX NET INCOME (LOSS). ALSO, TELL US WHY NONE OF THE ADJUSTMENTS RELATE TO PRIOR PERIOD. EXPLAIN IN DETAIL WHY YOU BELIEVE THE TIMING OF EACH ADJUSTMENT IS APPROPRIATE.

     A schedule of the Company's 2004 fiscal year end fourth quarter adjustments to close the books and adjustments recorded in connection with or as a result of the audit is attached hereto as Exhibit 1. The Company has provided descriptions for each adjustment, the impact on pre-tax net loss and calculated the net effect of all adjustments on pre-tax loss. The only two areas impacting prior periods are described above in response to the fourth bullet point of the Staff's Comment No. 11, and as described above the Company determined that due to the immateriality the Company did not need to restate its previously issued financial statements. Provided in
     Exhibit 2 (attached) is a detailed period analysis that calculates the effect on financial statement captions and net loss.

         PROVIDE US WITH ANY LETTER OR WRITTEN COMMUNICATION TO AND FROM THE FORMER ACCOUNTANTS REGARDING ANY DISAGREEMENTS OR REPORTABLE EVENTS TO MANAGEMENT OR THE AUDIT COMMITTEE.

     With respect to the request to provide any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee, as discussed with the Staff, the Company did not have any disagreements with the former auditors. Accordingly, there is no written communication regarding disagreements. The Company reported in its Form 8-K filed on May 10, 2005 that there were no disagreements with the former accountants and filed as
     Exhibit 16.1 to the Form 8-K a letter from the former accountants agreeing with that statement.

     With respect to reportable events, as discussed with the Staff, the Company has disclosed the reportable events in its May 10, 2005 Form 8-K and filed as Exhibit 16.1 to the Form 8-K a letter from the former accountants agreeing with the Company's disclosure. In addition, a copy of the former accountants' report on the Company's internal control over financial reporting that was addressed to the Company's board of directors and shareholders is included in Item 9A of the Company's Form 10-K/A. Accordingly, the Company believes all required information has been disclosed.


     Attached hereto please find the requested acknowledgments of the Company.

         If the Staff has any additional questions or comments, kindly contact the undersigned at (212) 310-8482.

                                                     Very truly yours,


                                                   /s/ David G. Schwartz

cc:      Mitchell Rubenstein,
         Hollywood Media Corp.

                              Hollywood Media Corp.
                                2255 Glades Road
                                    Suit 221A
                              Boca Raton, FL 33431



Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


Please be advised that Hollywood Media Corp. (the "Company") hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) the staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filings with the Commission; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Dated:  August 24, 2005

                                  HOLLYWOOD MEDIA CORP.


                                  By:    /s/ Mitchell Rubenstein
                                         ---------------------------------------
                                  Name:  Mitchell Rubenstein
                                  Title: Chairman and Chief Executive Officer

                                                                       Exhibit 1

                                                                              ------------------------------------------------------
                                                                                                  Debit / (Credit)
                                                                              ------------------------------------------------------
   ACCOUNT DESCRIPTION                                                               Current            Long-term         Current
   RECORDED ENTRIES                                                                   assets             assets          liabilities

 1  Inventories                                        449,779              -         449,779
        COS-Tickets                                          -        145,408
         Accrued Expenses                                    -        304,371                                             (304,371)
   To accrue weekendings, hotel costs and
     restaurant vouchers.

 2 Fixed Assets -Software                              152,381              -                            152,381
   Prepaid - Others                                          -        152,381        (152,381)
   To reclass deferred project costs
     initially booked as prepaid.

 3 Revenues                                             80,741              -
   Accounts Receivable                                  18,421              -          18,421
   Depreciation and Amortization Expense                 3,083              -
   SG&A                                                 49,586
   Salaries and benefits                               111,050              -
   Intangible Asset                                    408,826              -                            408,826
   Paid-in Capital                                      23,779              -
   Accumulated Depreciation                             26,231              -                             26,231
   Fixed Assets                                              -        204,414                           (204,414)
   Goodwill                                                  -        479,163                           (479,163)
   Accrued Expenses                                          -          8,826                                               (8,826)
   Accumulated Amortization                                  -         29,314                            (29,314)
    To adjust opening balance sheet for SSI, FRM
     and GTI acquisitions.

 4 Deferred Revenue-Future Performance                  34,650              -                                               34,650
   Ticket Sales                                                        34,650
    To properly state deferred sellables ( hotel)

 5 Deferred Revenue-Future Performance                  13,682              -                                               13,682
   Ticket Sales                                         26,318              -
   Customer Deposits/Refunds                                 -         40,000                                              (40,000)
    To adjust for excess service charge

 6 Consulting Fees                                      20,664              -
   Paid in Capital                                           -         20,664
    To properly recognize expense from
      consultant equity award.

 7 Hotel/Travel Package Income                          21,315              -
   Deferred Rev -Hotel Package                               -         21,315                                              (21,315)
    To adjust hotel packages

 8 Inventory-Future Performances                       221,925              -         221,925
   Accounts Receivable                                  48,763              -          48,763
   Cost of Sales                                         4,810              -
   Accrued A/P                                               -        275,498                                             (275,498)
    To properly state inventory and accrued on
     unsold inventory not paid as of yearend

 9 Individual Ticket Sales                              52,284              -
   Gift Certificate Liability                                -         52,284                                              (52,284)
   To accrue additional gift certificate liability.

10 Other Asset (L/T)                                    38,750              -                             38,750
   Prepaid-Creator Advances                                  -         38,750         (38,750)
   Deferred Revenue (L/T)                               42,032              -
   Deferred Revenue                                          -         42,032                                              (42,032)
    To reclass prepaid to L/T
    To reclass Deferred Revenue to S/T

11 Wages                                                53,983              -
   Wages - COS                                          59,501              -
   Payroll Taxes                                        11,349              -
   Dep Expense -Web Development                              -         12,928
   Deferred Project Costs                                    -         20,105                            (20,105)
   Web Development                                           -        104,727                           (104,727)
   Accum Dep -Web Development                           12,927                                            12,927
    To account for internally developed
     software costs in accordance with SOP 98-1

12 Taxes & Licenses                                      4,434              -
   Interest Expense                                      7,936              -
   Prepaid -Liability Insurance                          3,333              -           3,333
   Insurance Prop/Casualty                               1,667              -
   Insurance Financing Liability                             -         17,370                                              (17,370)
    To adjust insurance short term borrowing account

13 Accounting Fees                                     250,000              -
   Accrued Professional Fees                                 -        250,000                                             (250,000)
    To accrue additional audit fees

14 Revenues                                            653,101              -
   Cost of Sales                                             -        520,918
   Deferred Charge                                           -         58,220         (58,220)
   Inventory                                                 -         47,482         (47,482)
   Accrued Expense -Hairspray                                -         26,481                                              (26,481)
    To account for COOP rebates and revenue

15 Compensation Expense -SG&A                            9,141              -
   Paid in Capital                                           -          9,141
    To properly recognize expense from
      employee equity award.

16 Allowance for Doubtful Accounts                     213,317              -         213,317
    Bad Debt Expense                                         -        213,317
    To adjust AFDA per revised calculation

17 Consulting Fees                                     100,000              -
   Security Deposits                                         -        100,000        (100,000)
    To Write-off deposit for potential acquisition.

18 Rent Expense                                         34,823              -
   Deferred Rent Credit                                      -         34,823                                              (34,823)
    To account for rent in accordance with FTB 88-1

19 Ad Revenue Banner                                   212,087              -
   Ad agency Commissions                                     -        212,087
    To reverse 15% estimated agency cost gross up

20 Inventory                                            15,000              -          15,000
   Credit Card Fees                                          -         15,000
    To adjust deferred credit card fees.

21 SG&A                                                155,766              -
   Accrued Expenses                                          -        155,766                                             (155,766)
   To accrued unrecorded liabilities.

22 Other Assets                                        123,000              -                            123,000
   Ppd Acq. Deposits                                         -        123,000        (123,000)
    To reclass consulting options granted for
      services rendered in conjunction with an
      acquisition to L/T

 Unrecorded Entries
23 SG&A                                                 47,584              -
    Other Receivable                                    22,738              -          22,738
    Accrued Expenses                                         -         70,322                                              (70,322)
    To accrue for unrecorded liabilities and
     offsetting liability to Movietickets.com

24 Legal Fees                                           42,000              -
   Other Receivables                                         -         42,000         (42,000)
    To W/O Tribune Receivable, which was
     subsequently collected.
                                                                              ------------------------------------------------------
                                                                                      431,443            (75,608)       (1,250,756)
                                                                              ======================================================

   Financial Statement Caption Balance                                             19,421,378         50,390,221        21,373,040
   % of Financial Statement Caption Balance                                              2.22%             -0.15%            -5.85%


                             ** TABLE CONTINUED **

                                                      ------------------------------------------------------------------------------
                                                                                    Debit/(Credit)
                                                      ------------------------------------------------------------------------------
   ACCOUNT DESCRIPTION                                  Long-term     Shareholders'      Net            Operating         Net
   RECORDED ENTRIES                                    liabilities      equity         Revenues          expenses         Loss

 1  Inventories                                                                                                                 -
        COS-Tickets                                                                                      (145,408)       (145,408)
         Accrued Expenses                                                                                                       -
   To accrue weekendings, hotel costs and
     restaurant vouchers.

 2 Fixed Assets -Software                                                                                                       -
   Prepaid - Others                                                                                                             -
   To reclass deferred project costs
     initially booked as prepaid.

 3 Revenues                                                                                80,741                          80,741
   Accounts Receivable                                                                                                          -
   Depreciation and Amortization Expense                                                                    3,083           3,083
   SG&A                                                                                                    49,586          49,586
   Salaries and benefits                                                                                  111,050         111,050
   Intangible Asset                                                                                                             -
   Paid-in Capital                                                         23,779                                               -
   Accumulated Depreciation                                                                                                     -
   Fixed Assets                                                                                                                 -
   Goodwill                                                                                                                     -
   Accrued Expenses                                                                                                             -
   Accumulated Amortization                                                                                                     -
    To adjust opening balance sheet for SSI, FRM
     and GTI acquisitions.

 4 Deferred Revenue-Future Performance                                                                                          -
   Ticket Sales                                                                           (34,650)                        (34,650)
    To properly state deferred sellables ( hotel)

 5 Deferred Revenue-Future Performance                                                                                          -
   Ticket Sales                                                                            26,318                          26,318
   Customer Deposits/Refunds                                                                                                    -
    To adjust for excess service charge

 6 Consulting Fees                                                                                         20,664          20,664
   Paid in Capital                                                        (20,664)                                              -
    To properly recognize expense from
      consultant equity award.

 7 Hotel/Travel Package Income                                                             21,315                          21,315
   Deferred Rev -Hotel Package                                                                                                  -
    To adjust hotel packages

 8 Inventory-Future Performances                                                                                                -
   Accounts Receivable                                                                                                          -
   Cost of Sales                                                                                            4,810           4,810
   Accrued A/P                                                                                                                  -
    To properly state inventory and accrued on
     unsold inventory not paid as of yearend

 9 Individual Ticket Sales                                                                 52,284                          52,284
   Gift Certificate Liability                                                                                                   -
   To accrue additional gift certificate liability.

10 Other Asset (L/T)                                                                                                            -
   Prepaid-Creator Advances                                                                                                     -
   Deferred Revenue (L/T)                                  42,032                                                               -
   Deferred Revenue                                                                                                             -
    To reclass prepaid to L/T
    To reclass Deferred Revenue to S/T

11 Wages                                                                                                   53,983          53,983
   Wages - COS                                                                                             59,501          59,501
   Payroll Taxes                                                                                           11,349          11,349
   Dep Expense -Web Development                                                                           (12,928)        (12,928)
   Deferred Project Costs                                                                                                       -
   Web Development                                                                                                              -
   Accum Dep -Web Development                                                                                                   -
    To account for internally developed
     software costs in accordance with SOP 98-1

12 Taxes & Licenses                                                                                         4,434           4,434
   Interest Expense                                                                                         7,936           7,936
   Prepaid -Liability Insurance                                                                                                 -
   Insurance Prop/Casualty                                                                                  1,667           1,667
   Insurance Financing Liability                                                                                                -
    To adjust insurance short term borrowing account


                                       1

13 Accounting Fees                                                                                        250,000         250,000
   Accrued Professional Fees                                                                                                    -
    To accrue additional audit fees

14 Revenues                                                                               653,101                         653,101
   Cost of Sales                                                                                         (520,918)       (520,918)
   Deferred Charge                                                                                                              -
   Inventory                                                                                                                    -
   Accrued Expense -Hairspray                                                                                                   -
    To account for COOP rebates and revenue

15 Compensation Expense -SG&A                                                                               9,141           9,141
   Paid in Capital                                                         (9,141)                                              -
    To properly recognize expense from
      employee equity award.

16 Allowance for Doubtful Accounts                                                                                              -
    Bad Debt Expense                                                                                     (213,317)       (213,317)
    To adjust AFDA per revised calculation

17 Consulting Fees                                                                                        100,000         100,000
   Security Deposits                                                                                                            -
    To Write-off deposit for potential acquisition.

18 Rent Expense                                                                                            34,823          34,823
   Deferred Rent Credit                                                                                                         -
    To account for rent in accordance with FTB 88-1

19 Ad Revenue Banner                                                                      212,087                         212,087
   Ad agency Commissions                                                                                 (212,087)       (212,087)
    To reverse 15% estimated agency cost gross up

20 Inventory                                                                                                                    -
   Credit Card Fees                                                                                       (15,000)        (15,000)
    To adjust deferred credit card fees.

21 SG&A                                                                                                   155,766         155,766
   Accrued Expenses                                                                                                             -
   To accrued unrecorded liabilities.

22 Other Assets                                                                                                                 -
   Ppd Acq. Deposits                                                                                                            -
    To reclass consulting options granted for
      services rendered in conjunction with an
      acquisition to L/T

 Unrecorded Entries
23 SG&A                                                                                                    47,584          47,584
    Other Receivable                                                                                                            -
    Accrued Expenses
    To accrue for unrecorded liabilities and
     offsetting liability to Movietickets.com

24 Legal Fees                                                                                              42,000          42,000
   Other Receivables                                                                                                            -
    To W/O Tribune Receivable, which was
     subsequently collected.
                                                      ----------------------------------------------------------------------------
                                                           42,032          (6,026)      1,011,196        (152,281)        858,915
                                                      ============================================================================

   Financial Statement Caption Balance                  1,289,289      47,149,270      72,978,667      82,929,891      11,597,799
   % of Financial Statement Caption Balance                 3.26%          -0.01%           1.39%          -0.18%           7.41%


                              ** TABLE COMPLETE **

                                                                       Exhibit 2


                                       Q1-04        Q2-04          Q3-04         Q4-04         Y2-04         Y3-04          Y4-04

                                  --------------------------------------------------------------------------------------------------
 Total Revenue - As reported        (14,784,720)  (19,384,309)  (15,102,828)  (23,713,691)  (34,169,029)  (49,271,857)  (72,985,548)

 Re classifying Adjustments:
 ---------------------------
 Co-op Rebate                           193,663       167,928       146,135      (507,726)      361,591       507,726             -
 Agency                                  64,522        48,875        27,689      (141,086)      113,397       141,086             -

 Revenue - If restated              (14,526,535)  (19,167,506)  (14,929,004)  (24,362,503)  (33,694,041)  (48,623,045)  (72,985,548)

 % Impact - period Revenue               -1.75%        -1.12%        -1.15%         2.74%        -1.39%        -1.32%         0.00%
 % Impact - annualized Revenue           -0.35%        -0.30%        -0.24%         0.89%        -0.65%        -0.89%         0.00%
                                  --------------------------------------------------------------------------------------------------


                                  --------------------------------------------------------------------------------------------------
 Total COS - As reported             11,135,381    15,517,238    11,576,157    18,516,090    26,652,619    38,228,776    56,744,866

 Re-classifying Adjustments:
 ---------------------------
 Co-op                                 (193,663)     (167,928)     (146,135)      507,726      (361,591)     (507,726)            -

 COS - If restated                   10,941,718    15,349,310    11,430,022    19,023,816    26,291,028    37,721,050    56,744,866

 % Impact - period COS                   -1.74%        -1.08%        -1.26%         2.74%        -1.36%        -1.33%         0.00%
 % Impact - annualized COS               -0.34%        -0.30%        -0.26%         0.89%        -0.64%        -0.89%         0.00%
                                  --------------------------------------------------------------------------------------------------


                                  --------------------------------------------------------------------------------------------------
 Total SG&A - As reported             4,978,313     4,637,130     5,977,935     8,175,626     9,615,443    15,593,378    23,769,004

 Re-classifying Adjustments:
 ---------------------------
 Agency                                 (64,522)      (48,875)      (27,689)      141,086      (113,397)     (141,086)            -

 SG&A - If restated                   4,913,791     4,588,255     5,950,246     8,316,712     9,502,046    15,452,292    23,769,004

 % Impact - period SG&A                  -1.30%        -1.05%        -0.46%         1.73%        -1.18%        -0.90%         0.00%
 % Impact - annualized SG&A              -0.27%        -0.21%        -0.12%         0.59%        -0.48%        -0.59%         0.00%
                                  --------------------------------------------------------------------------------------------------


                                  --------------------------------------------------------------------------------------------------
 Total IAS Revenue - As reported       (772,507)     (759,469)     (514,859)     (768,806)   (1,531,976)   (2,046,835)   (2,815,641)

 Re-classifying Adjustments:
 ---------------------------
 Agency                                  64,522        48,875        27,689      (141,086)      113,397       141,086             -

 IAS - If restated                     (707,985)     (710,594)     (487,170)     (909,892)   (1,418,579)   (1,905,749)   (2,815,641)

 % Impact - period IAS                   -8.35%        -6.44%        -5.38%        18.35%        -7.40%        -6.89%         0.00%
 % Impact - annualized IAS               -2.29%        -1.74%        -0.98%         5.01%        -4.03%        -5.01%         0.00%
                                  --------------------------------------------------------------------------------------------------

                             ** TABLE CONTINUED **

                                       Q1-03         Q2-03         Q3-03         Q4-03          Y2-03         Y3-03         Y4-03

                                  --------------------------------------------------------------------------------------------------
 Total Revenue - As reported       (14,537,686)  (17,146,181)  (13,925,910)   (19,249,185)  (31,683,867)  (45,609,777)  (64,858,962)

 Re classifying Adjustments:
 ---------------------------
 Co-op Rebate                          176,398       199,938       202,891        218,623       376,336       579,227       797,850
 Agency                                 66,455        49,303        52,270         35,953       115,758       168,028       203,981

 Revenue - If restated             (14,294,833)  (16,896,940)  (13,670,749)   (18,994,609)  (31,191,773)  (44,862,522)  (63,857,131)

 % Impact - period Revenue              -1.67%        -1.45%        -1.83%         -1.32%        -1.55%        -1.64%        -1.54%
 % Impact - annualized Revenue          -0.37%        -0.38%        -0.39%         -0.39%        -0.76%        -1.15%        -1.54%
                                  --------------------------------------------------------------------------------------------------


                                  --------------------------------------------------------------------------------------------------
 Total COS - As reported            11,198,457    13,744,810    10,479,340     14,843,699    24,943,267    35,422,607    50,266,306

 Re-classifying Adjustments:
 ---------------------------
 Co-op                                (176,398)     (199,938)     (202,891)      (218,623)     (376,336)     (579,227)     (797,850)

 COS - If restated                  11,022,059    13,544,872    10,276,449     14,625,076    24,566,931    34,843,380    49,468,456

 % Impact - period COS                  -1.58%        -1.45%        -1.94%         -1.47%        -1.51%        -1.64%        -1.59%
 % Impact - annualized COS              -0.35%        -0.40%        -0.40%         -0.43%        -0.75%        -1.15%        -1.59%
                                  --------------------------------------------------------------------------------------------------


                                  --------------------------------------------------------------------------------------------------
 Total SG&A - As reported            4,709,438     4,357,756     4,794,737      4,844,747     9,067,194    13,861,931    18,706,678

 Re-classifying Adjustments:
 ---------------------------
 Agency                                (66,455)      (49,303)      (52,270)       (35,953)     (115,758)     (168,028)     (203,981)

 SG&A - If restated                  4,642,983     4,308,453     4,742,467      4,808,794     8,951,436    13,693,903    18,502,697

 % Impact - period SG&A                 -1.41%        -1.13%        -1.09%         -0.74%        -1.28%        -1.21%        -1.09%
 % Impact - annualized SG&A             -0.36%        -0.26%        -0.28%         -0.19%        -0.62%        -0.90%        -1.09%
                                  --------------------------------------------------------------------------------------------------


                                  --------------------------------------------------------------------------------------------------
 Total IAS Revenue - As reported      (492,452)     (736,686)     (694,599)      (888,436)   (1,229,138)   (1,923,737)   (2,812,173)

 Re-classifying Adjustments:
 ---------------------------
 Agency                                 66,455        49,303        52,270         35,953       115,758       168,028       203,981

 IAS - If restated                    (425,997)     (687,383)     (642,329)      (852,483)   (1,113,380)   (1,755,709)   (2,608,192)

 % Impact - period IAS                 -13.49%        -6.69%        -7.53%         -4.05%        -9.42%        -8.73%        -7.25%
 % Impact - annualized IAS              -2.36%        -1.75%        -1.86%         -1.28%        -4.11%        -5.97%        -7.25%
                                  --------------------------------------------------------------------------------------------------

                              ** TABLE COMPLETE **